Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES (a)
(in millions)

	First Half 2010	2009	2008	2007	2006	2005
Earnings
Income/(Loss) before income taxes and cumulative effects of changes in accounting principles (b)	$4,982	$2,599	$(14,895)	$(4,286)	$(15,490)	$633
Less: Equity in net (income)/loss of affiliated companies included in income/(loss) before income taxes	(266)	(336)	(382)	(639)	(599)	(482)
Adjusted income/(loss)	4,716	2,263	(15,277)	(4,925)	(16,089)	151
Adjusted fixed charges (c)	3,653	7,395	10,518	11,753	9,439	9,240
Earnings/(Losses)	$8,369	$9,658	$(4,759)	$6,828	$(6,650)	$9,391

Combined Fixed Charges
Interest expense (d)	$3,347	$6,818	$9,787	$11,036	$8,804	$8,452
Interest portion of rental expense (e)	113	258	322	344	327	511
Total combined fixed charges	$3,460	$7,076	$10,109	$11,380	$9,131	$8,963

Ratios
Ratio of earnings to combined fixed charges	2.4	1.4	(f)	(f)	(f)	1.0
__________
(a)	Discontinued operations are excluded from all amounts. There were no preferred stock dividends in the periods displayed.

(b)	Income/(Loss) before income taxes includes equity income/(loss) from unconsolidated subsidiaries.

(c)
Combined fixed charges, as shown above, adjusted to exclude capitalized interest, and to include dividends from affiliated companies as well as amortization of capitalized interest.  (Capitalized interest (in millions): First Half 2010 - $10; 2009 - $28; 2008 - $50; 2007 - $47; 2006 - $53; 2005 - $65)

(d)	Includes interest, as shown on our statement of operations, plus capitalized interest.

(e)	One-third of all rental expense is deemed to be interest.

(f)	Earnings/(Losses) were inadequate to cover fixed interest charges by (in billions): 2008 — $14.9; 2007 — $4.6; 2006 — $15.8.

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